

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 4, 2017

Via E-mail
Allan Oberman
Chief Executive Officer
Concordia International Corp.
277 Lakeshore Road East
Suite 302
Oakville, Ontario L6J 1H9

     Re: **Concordia International Corp.**
               40-F for Fiscal Year Ended December 31, 2016
               Filed March 16, 2017
               File No. 001-37413

Dear Mr. Oberman:

     We refer you to our comment letter dated September 17, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Suzanne Hayes
        Assistant Director
        Division of Corporation Finance

        Francesco Tallarico
        Chief Legal Officer & Secretary
        Concordia International Corp.